Exhibit 21.1

1.	NGPC Funding GP, LLC, a Texas limited liability company

2.	NGPC Nevada, LLC, a Nevada limited liability company

3.	NGPC Funding, LP, a Texas limited partnership

4.	NGPC Asset Holdings GP, LLC, a Texas limited liability company

5.	NGPC Asset Holdings, LP, a Texas limited partnership

6.	NGPC Asset Holdings II, LP, a Texas limited partnership

7.	NGPC Asset Holdings III, LP, a Texas limited partnership

8.	NGPC Asset Holdings IV, LP, a Texas limited partnership